Dejour Enterprises Ltd. (NYSE-Amex: DEJ, TSX:DEJ) 598-999 Canada Place Vancouver, BC V6C 3E1 P: (604) 638-5050 F: (604) 638-5051

September 8, 2010

Mr. Bob Carroll
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
USA

RE:           Dejour Enterprises Ltd. (File No. 1-33491)

Dear Bob:

We acknowledged the receipt of the letter dated August 31, 2010 about the comments to Form 20-F for the fiscal year ended December 31, 2009 from your office. Please accept this letter as our request for a 10-day extension of filing the response to your letter. The reply will now be due on September 28, 2010.

If you have any questions, please do not hesitate to contact the undersigned at 604-638-5058 or Ellen Leung at 604-638-5068.

Sincerely,

//signed//

Mathew Wong
CFO